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                                              Filed by iPrint Technologies, inc.
                      Filed pursuant to Rules 165 and 425 promulgated under the
                            Securities Act of 1933, as amended, and deemed filed
                                   Pursuant to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as amended

                                            Subject Company: Wood Alliance, Inc.
                      iPrint Technologies, inc.'s Exchange Act File No.: 0-29733



Contact:   Sonya Chan
           Director of Communications
           iPrint Technologies, inc.
           SChan@iPrint.com
           ----------------
           650.298.8500, ext. 2581

FOR IMMEDIATE RELEASE
---------------------

                 iPRINT ANNOUNCES TIMING OF SPECIAL STOCKHOLDER
                                    MEETING

(Redwood City, CA - October 1, 2001) - iPrint Technologies, inc. (Nasdaq: IPRT), the leading online printing technology and infrastructure provider, today reported that it will host a special stockholder meeting on Wednesday, October 24, 2001, at 10:00 a.m. (PDT), at La Rinconada Country Club in Los Gatos, CA.

At this meeting, stockholders will be asked to approve proposals related to iPrint's prospective merger transaction with Wood Associates. These proposals are more fully described in a joint proxy statement/prospectus filed by iPrint with the SEC. Subject to the parties satisfying their respective closing conditions, which are more fully described in the joint proxy statement/prospectus, the companies currently contemplate that the closing of the merger will occur on or about October 31, 2001.

About iPrint Technologies, inc.

Founded in 1996, iPrint Technologies, inc. is the leading online printing technology and infrastructure provider. iPrint creates technology that improves the print buying process, serving such companies as Intel, 3M, Microsoft, OfficeMax, Oracle, and PeopleSoft. iPrint's technology integrates into e-procurement platforms, streamlining the cost of ordering professional printing and improving the overall ROI of e-procurement efforts. iPrint's technology also powers the award-winning, branded Web site, iPrint.com, which offers SOHO customers convenience and significant cost savings on professionally printed products. iPrint has been distinguished with the Inc./Cisco Technology Award, an "Innovation in Print" award by CAP Ventures, and named the #15 top eBusiness by InformationWeek. iPrint Technologies, inc. can be reached at http://www.iPrint.com.
----------------------

(Sources: PC Data Online, Top Monthly E-Tailers Reports and Top Monthly Sites Reports; CAP Ventures, Research; BizRate.com, Customer Certified Ratings; Keynote.com, 2000.)

                                      # # #

iPrint is a registered trademark of iPrint Technologies, inc. Other marks are property of their respective owners.

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Caution applicable under certain SEC rules
------------------------------------------

Wood Associates is a party to a merger agreement with iPrint Technologies, inc. which contemplates a business combination in which the securities of Wood Associates will be exchanged for securities of iPrint Technologies, inc. Accordingly, the following information is provided:

Security holders are urged to read iPrint's proxy statement/prospectus regarding the proposed combination because it contains important information about the transaction. The proxy statement/prospectus has been filed with the SEC by iPrint. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by iPrint with the SEC at the SEC's Web site at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from iPrint.

iPrint and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of iPrint with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in iPrint's proxy statement of its 2001 annual meeting of stockholders dated April 26, 2001. This document is available free of charge at the SEC's Web site at www.sec.gov and from iPrint.

Any forward-looking statements contained in this release involve a number of uncertainties, risks and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to materially differ. Factors that could cause actual events or results to differ materially include, among others, changes in the Nasdaq listing status of the Company, and those other factors set forth in the Company's SEC reports available from the Company or from the SEC at www.sec.gov.